Filed by Developers Diversified Realty Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934

Subject Company: JDN Realty Corporation
Commission File No. 001-12844

DEVELOPERS DIVERSIFIED REALTY CORPORATION
THIRD QUARTER EARNINGS CONFERENCE CALL
NOVEMBER 1, 2002; 2:00 PM ET

OPERATOR: Good day, ladies and gentlemen, and welcome to Developers Diversified Realty conference call. At this time, all participants are in a listen-only mode.

Later, we will conduct a question-and-answer session, and instructions will follow at that time.

If anyone should require assistance during the call, please press star, then zero on your touch-tone telephone. And, as a reminder, this conference call is being recorded.

I would now like to introduce your host for today's conference, Ms. Michelle Mahue.

Ma'am, you may begin your call.

MICHELLE MAHUE: Good afternoon, ladies and gentlemen. Thank you for joining our third quarter earnings conference call. I'm Michelle Mahue, Director of Investor Relations for DDR.

With me in Cleveland are Scott Wolstein, DDR's Chairman and Chief Executive Officer, David Jacobstein, President and Chief Operating Officer, Dan Hurwitz, Executive Vice President responsible for leasing and development, and Bill Schafer, Senior Vice President and Chief Financial Officer.

Before we begin, I need to alert you that certain of our statements today may be forward-looking. For example, statements that are not historical in nature or that concern future earnings, results or estimates, or that reflect expectations or beliefs are forward-looking statements. Although we believe that such statements are based upon reasonable assumptions, you should understand that those statements are subject to risks and uncertainties and that actual results may differ materially from the forward-looking statements. Additional information about risk factors and uncertainties that could cause actual results to differ may be found in the management's discussion and analysis portion of our Form 10-K for the year ended December 31, 2001, and filed with the SEC.

At this time, I'd like to introduce Scott Wolstein, our Chairman and CEO.

SCOTT WOLSTEIN: Good afternoon, everybody.

We are pleased to announce this quarter's earnings, which exceed consensus estimates and reflect nearly a six percent increase from the first nine months of 2002 versus last year. This growth was accomplished despite the fact that there was a significant reduction in other income, predominantly lease termination fees, in 2002 over 2000 during the quarter. This earnings growth is generated by the solid and consistent performance of our high quality portfolio.

Developers Diversified is the leading landlord to the nation's most successful retailers. Our pending merger with JDN enhances and solidifies that role, particularly broadening our existing relationship with Wal•Mart, Lowe's, Kohl's and TJ Maxx.

We are also pleased to announce our projections for 2003 today, which looks to be a very strong year. We expect nearly three percent same-store NOI growth within our core portfolio during 2003, which will be driven primarily by increases in rent and increases in occupancy.

Lastly, we would like to reiterate our commitment to improving our balance sheet and enhancing our financial flexibility. Our coverage ratios for the third quarter show dramatic improvement over the same period a year ago. Interest coverage of 3.7 times improved by over 16 percent from last year's level of 3.18 times, debt service coverage of 3.4 times improved by 15 percent over last year's level of 2.96, fixed charge coverage of 2.2 times improved by 13 percent over last year's level of 1.94, and debt-to-total market cap of 43 percent improved by over nine percent over last year's level of 47.5 percent.

As we have stated in the past, we are focused on the improvement of our fixed charge coverage ratio, which we anticipate will further improve during 2003. Moreover, our merger with JDN, which is leverage neutral on a pro forma basis, will offer us the opportunity to further de-leverage the balance sheet during 2003 through the sale of land and non-core assets.

We continue to work very closely with JDN on the transition pursuant to the merger agreement we announced earlier this month. We are excited and encouraged by the impact that this transaction will have on our results in 2003 and beyond.

At this time, I would like to turn the floor over to Bill Schafer who will speak more specifically about our financial results.

WILLIAM SCHAFER: Thanks, Scott.

For the third quarter of 2002, DDR reported FFO of $0.61 per share and total FFO of 40.6 million. On a year-to-date basis, FFO per share increased by nearly six percent from $1.76 per share in 2001 to $1.86 per share in 2002.

The increase in per-share FFO for the third quarter is attributed to the following components:

First, there was an increase in NOI from core portfolio properties of approximately 1.2 million, or two cents per share. For the purposes of this NOI calculation, core portfolio NOI excludes the impact of lease termination revenues, bad debt expense, straight-line rents, and assets under redevelopment. Second, the acquisition and development of shopping centers contributed approximately $4.3 million of FFO, or $0.06 per share. Third, income from the company's investment in joint venture that acquired the designation rights from Service Merchandise contributed approximately 500,000, or $0.01 per share to the increase of FFO. Fourth, another $0.03 per share of FFO is related to reduction in interest rates.

These increases were offset by a decrease of approximately $2.1 million in lease termination income, or $0.03 per share. Moreover, the dilution impact associated with the common equity issuances before reinvestment, aggregating approximately 170 million since December of 2001, was approximately $0.08 per share for the quarter.

For the nine months ended September 30, 2002, the company's debt-to-market capitalization ratio was 43 percent, which compares favorably to the 47.5 percent at September 30, 2001. In addition, the company's common share dividend payout ratio improved to 61 percent for the nine months ended September 30, 2002, compared to 63 percent at September 30, 2001. DDR continues to remain one of the lowest dividend payout ratios in the industry.

Next, Dan Hurwitz will give us an update on leasing and development.

DAN HURWITZ: Thanks, Bill.

Leasing activity during the third quarter was relatively slow in July and August but regained substantial momentum in September. During the third quarter, the company executed 79 new leases aggregating 274,000 square feet and 104 renewals totaling 470,000 square feet. On a year-to-date basis, the DDR leasing team has leased 2.85 million square feet, which is 10 percent more square footage than was leased during the first three quarters of 2001.

Rents on new leases increased by nearly 23 percent over previous rents and rents on renewals increased by six percent. On a blended basis for all leases signed in the third quarter, rents increased by 13.4 percent, which is consistent with our historical leasing spreads over the last two years.

As a result of the efforts previously mentioned, I'm pleased to report that as of September 30, 2002, the portfolio was 95.9 percent leased, which is up sequentially from the prior quarter by approximately 75 bases points, and also up 75 bases points from the prior year. Excluding the impact of the vacant K-Mart locations, the portfolio would have been 96.5 percent leased, indicating the overall strength of the core portfolio.

Based on tenants in place and paying rent, occupancy for the core portfolio was up 54 bases points to 94.2 percent from the third quarter of 2001 and up 74 bases points from the second quarter of 2002. Excluding the impact of the vacant K-Mart locations, the portfolio would have been 95 percent occupied.

I would also like to provide additional guidance regarding potential K-Mart closings in the future. We have heard a series of rumors that indicate a substantial number of store locations have been identified for closure throughout the K-Mart portfolio. If those reports are correct and are proportionate impact is similar to the first sign of closings, it is possible that DRR could see an additional four or five store closings. Under this scenario, assuming no recovery and no re-leasing, these closures would equate to a loss on a per-share basis of approximately one cent.

That being said, there are a number of locations with strong tenant demand and some without. We continue to market the locations that we feel may be at immediate risk and explore merchandising alternatives for the entire DDR portfolio. Overall, we believe our occupancy risk is limited by the desirability of numerous locations and our economic risk is mitigated by the low average base rent offset by the opportunity to mark certain assets to market.

I would also like to update the status of the Service Merchandise transaction. Of the original 227 locations, 68 leases have either expired naturally or have been rejected by the bankruptcy court. The re-leasing and disposition of the remaining portfolio continues to proceed well, both in terms of the number of sites re-leased or sold and in terms of the aggregate valuations achieved.

Currently, we have either executed or closed leases or sale agreements or binding letters of intent on 122 locations representing approximately $225 million in sale proceeds and lease revenue valuations using a 10 percent cap rate on income associated with fee properties and an 11 percent cap rate on leaseholds. In addition, the partnership controls an additional 85 assets that are either partially leased or fully vacant, representing approximately 3.4 million square feet of vacancy that continues to be marketed for re-tenanting.

Moving on to development, DDR's development projects are progressing on target with no material changes to funding requirements, leasing commitments, or completion dates. At our suburban Salt Lake City development, both the Wal•Mart Super Center and the Sam's Club opened during the third quarter. We substantially completed the outer ring of our Coon Rapids, Minnesota, development during the third quarter. Tenant openings last quarter included Hallmark, Dress Barn, Wilsons Leather and a 133,000-square foot full-line Sears store, which has been performing extraordinarily well. A 48,000-square foot Sportsman's Warehouse, the final box location, will be opened by the holiday season.

Tenants also continue to open in the central quadrant portion of the Coon Rapids development. Over 20,000 square feet of new retail space opened during the third quarter, including Maurice's, Ulta Cosmetics, and several out-parcel tenants. In addition, nearly 70,000 square feet of space is scheduled to open in November and December, including Lane Bryant and Borders, plus additional small shops and out-parcel tenants.

Tenants have also begun opening at our CityPlace development in Long Beach. Over 200,000 square feet will be opened for the grand opening next week including Wal•Mart, and – Nordstrom's Rack, and Ross Dress For Less. Nearly 100,000 square feet of additional retail space will open in the fourth quarter, including Albertson's and Sav-on Drug. Currently, Phase I of this project is 92 percent committed by either an executed lease or a letter on intent.

We've also commenced site work for a new joint venture development. The Shops at Tech Ridge is a 480,000 square foot community center located at the north side of Austin, Texas. Major tenants include a Super Target, Linens 'n Things, Ross Dress For Less, Hobby Lobby, PetsMart, Toys "R" Us and Ultimate Electronics. Over 80 percent of the total GLA is either letter of intent or has an executed lease. The total project cost is estimated to be $43 million and the estimated unleveraged cash on cost yield is approximately 12 percent.

Dave Berndt Interests, with whom we have worked on our highly successful developments in Round Rock in San Antonio, Texas, is our joint venture partner on this project. Upon completion, the development will be structured under our Retail Value Investment Program with DDR, Prudential Real Estate Advisors, Coventry Real Estate Partners and Dave Berndt.

In addition to these projects, DDR's development department is very actively pursuing additional opportunities that satisfy our threshold requirements in the metropolitan areas of Pittsburgh, Philadelphia, Denver, and Jupiter, Florida. We will provide updates of these projects as they progress.

With respect to our expansion of redevelopment projects, Developers Diversified will commence construction on a new redevelopment project in Tiffin, Ohio. We're re-tenanting a former K-Mart store with a theater and 15,000 square feet of inline retail space.

At our lifestyle center in Leeward, Kansas, we're in the process of completing a 26,000-square foot expansion. Nearly 20,000 square feet of small retail specialty shops opened during the third quarter, including American Eagle, The Buckle, Pacific Sunwear, Claire's and Wet Seal.

The remainder of our redevelopment and expansion targets remain on track with respect to funding, timing and leasing commitments.

At this point, I'd like to introduce David Jacobstein.

DAVID JACOBSTEIN: Thanks, Dan.

Since we last reported earnings, DDR has completed several acquisitions and dispositions. Under our Project Pathfinder program, which identifies smaller, low growth, non-core assets for disposition, the company sold four wholly owned properties in Ocala, Florida, St. Louis, Missouri, Jacksonville, North Carolina and Columbia, South Carolina. Total sales proceeds aggregated $14.3 million with a weighted average cap rate of 9.5 percent. In addition to these sales, earlier this week we sold a 390,000-square foot property in Denver, which was held in a joint venture with DRA Advisors. The total sale price for this asset was $43 million, with a cap rate of approximately nine percent.

As we reported last quarter, in July, the company also purchased its partner's interest in shopping centers located in Plainville, Connecticut, and San Antonio, Texas. These properties had been developed under the Retail Value Investment Program and, based on favorable pricing and long-term investment value, DDR chose to add these centers to its operating portfolio.

We also reported last quarter the July acquisition of the portfolio of five assets for $81.7 million. Two properties are located in the Dallas area and one each in Wichita, Kansas, Columbia, South Carolina, and Birmingham, Alabama.

Each of these assets had historically been the dominant shopping center in its respective sub-market; however, in recent years, they have been severely under managed causing their financial performance to decline. Under proper management and utilizing our relationships with the nation's leading retailers, we believe these assets will regain their preeminent market positions increasing returns dramatically over our initial cap rate on leases in place of approximately 10 percent. For example, since July, our leasing team has executed leases or letters of intent for 90,000 square feet of previously vacant space within this portfolio and our 2003 leasing budget is equally aggressive.

As Scott alluded to, we've been working with JDN Management in formulating plans for transferring management, leasing, and development responsibilities to the JDN operating portfolio, development projects and development pipeline following consummation of the merger. The transition planning has gone extremely well thanks to the full cooperation of JDN's CEO, Craig Macnab, and his able group of senior managers.

The joint proxy/registration statement was filed with the SEC on October 31st and we are hopeful that the shareholders of both companies will have the opportunity to approve the merger transaction as early as possible in the first quarter of 2003.

At this point, I would like to turn the call over to Scott.

WOLSTEIN: Thank you, David.

In conclusion, we would like to give you some guidance with respect to earnings for the balance of this year and 2003.

With respect to 2002, we are reaffirming guidance of $2.50 per share in line with consensus estimate. With respect to guidance for 2003, we are comfortable with an annual FFO estimate of $2.70 per share.

This estimate reflects the following: number one, closing of the JDN merger at the conclusion of the first quarter; number two, the dilutive effect of approximately $150 million in asset sales throughout 2003 following the closure of the JDN merger; and three, no further acquisition activity in 2003 beyond certain transactions currently under contract that will close during the fourth quarter of this year.

At this point, we would like to open the phone lines to receive your questions.

OPERATOR: Thank you.

Ladies and gentlemen, if you have a question at this time, please press the one key on your touch-tone telephone.

If your question has been answered, or wish to remove yourself from queue, please press the pound key. If you are using your speakerphone, please lift your handset before asking a question.

Our first question comes from Ann Melnick of AG Edwards.

ANN MELNICK: Hi. Thanks.

One quick question. Does you guidance for 2003 incorporate any type of additional loss from K-Mart closures?

WOLSTEIN: Ann, as we said during the script, I think – we think the maximum exposure is probably one or two cents per share from K-Mart closures, which is likely to be offset from bankruptcy recoveries on the K-Mart closures from the first round of closing. So, yes, I do think the guidance reflects that.

MELNICK: OK. Thank you.

OPERATOR: Thank you.

Our next question is from Matthew Ostrower of Morgan Stanley.

MATTHEW OSTROWER: Good afternoon.

Just – if you could go back to the Service Merchandise transaction for a second – and forgive me. I'm not sure I know exactly how to look at this – but you talked about the $225 million worth of sales and the cap rates associated with them, can you sort of help us understand what sort of, you know, net proceeds to DDR have been on the transaction versus what it looks like to the $200 million investment in the transaction?

Is that the right way of looking at it, I guess?

WOLSTEIN: Well, I think the – I think, Matthew, at this point, there hasn't been any distributions made to any of the partners. Any of the proceeds that's paid has been applied to repay indebtedness on the acquisition.

But, you know, in terms of the big picture – I think the question you're really asking – you know, the transaction purchase price for the partnership was about $235 million. We probably invested about $9 million in TI on the various transactions, which has been offset by the cash flow that we've received on subleases, so take that number up to, say, 240 million.

What Dan had disclosed in the script was if you capitalize the lease income in place today, with hypothetical cap rates of 10 percent cap on the fees, 11 cap on the leaseholds, and added that to the actual sales that have occurred, you come up with a value of $225 million, which is within about $15 million of the original investment which means you have $15 million left to recover and 3.4 million square feet of vacancies from which to recover that and to generate profits.

OSTROWER: And what is your – what is your outlook on that last component at this point? Are you – you're – and I'm correct in thinking that this transaction should basically be complete by the end of the year. Is that right?

WOLSTEIN: No. Not – by the end of this year, no.

OSTROWER: First quarter, is that ...

WOLSTEIN: You know, I would say by the end of next year is how we budgeted it.

OSTROWER: Oh, OK. OK.

WOLSTEIN: And, you know, we have, you know, certainly conservative and optimistic budgets forecast for the overall portfolio, but I think – internally here, we think probably somewhere in the $50 to $100-million profit on the partnership level would be a good result on this portfolio.

OSTROWER: OK, and you'll get your pro rata share of that?

WOLSTEIN: Well, we get a little more than our pro rata share because we have a promote of 10 percent over a 12-percent leverage in addition to our 25-percent, and we also get management fees, disposition fees, leasing fees and development fees.

OSTROWER: OK, and then, just a few details here, on JDN, am I – am I correct in assuming that you've not – there's no more to tell here in terms of the tax issue?

WOLSTEIN: That's correct.

OSTROWER: OK, and then, just on some of the developments you were talking about.

On Long Beach, you said 92 percent leased and committed. Do you know what the number is just leased?

HURWITZ: The number of leased, about 78 percent.

OSTROWER: OK, and then, the Austin, Texas, one – because it's an RVIP you're going to own, is it typically a 25 – a 20-percent ownership there? Is that right?

WOLSTEIN: Twenty-five percent with our proportionate share of the promote, which would be – the promote would be 33 over 20 and we would have about 80 percent of that. So, what that works out to mathematically is about 48 percent of the opts (ph).

OSTROWER: OK. Right.

WOLSTEIN: About 25 percent of the investment.

OSTROWER: OK, and that's pretty standard for that – for that joint venture, right?

WOLSTEIN: That's correct.

OSTROWER: OK, and then, finally, in '03, can you just talk about what your sort of same-store NOI and occupancy assumptions are for your estimate guidance?

WOLSTEIN: Same store NOI projections are about three percent.

OSTROWER: OK, and you're going to increase occupancy by how? You mentioned on the call that you thought you would increase occupancy next year. Do you have any – you want to quantify that?

WOLSTEIN: Well, I think Dan and I already did I think in his report because most of the occupancy that's going to have an affect on numbers is already occurring this year.

OSTROWER: OK.

WOLSTEIN: So, you know, if you just extrapolate that over next year, any additional occupancy gains above that 96.5 percent, you know, would be minimal.

OSTROWER: OK. Great. Thanks very much

OPERATOR: Thank you.

Our next question comes from Lou Taylor of Deutsche Bank.

LOU TAYLOR: My questions have been answered. Thank you.

OPERATOR: Thank you.

Our next question is comes from Tony Howard of Hilliard Lyons.

TONY HOWARD: Yes. Good afternoon and congratulations on a solid quarter.

Can you give us what the implied cap rate is for whole acquisition of JDN?

WOLSTEIN: Yes. I think we've disclosed that in the past.

You know, it depends on how you handle the land in the transaction. But, you know, I think we figured it was north of 10 when you back out the land and a little bit south of 10 when you include the dilutive effect of the land that's on the books.

HOWARD: Given the difficult market, can you talk a little bit about what you see as the outlook as far as this upcoming Christmas season and what kind of projections you're using as far as potential vacancies and bankruptcies after the Christmas season is over with?

HURWITZ: As far as what we're hearing from the retail community about the Christmas season, obviously, many of the retailers are taking a conservative view of what their expectations are, and, in most cases in retail, that becomes a self-fulfilling prophecy because, you know, we've said before that retail has a ceiling but no floor.

Your ceiling is the amount of inventory you buy for the season, then, your floor is obviously whether the customer comes in or not. And, in most cases, retailers that are talking about three to five percent increases over their comp number are buying for three to five and it's very hard to get a seven to nine when you're only buying for three to five.

So we're seeing numbers pretty consistently around that three percent mark that most of the retailers are looking at. I mean, very few retailers are comping, you know, flat to negative – it's just sort of not in their nature to do that – and I think they're looking pretty similar to what it was at this time last year.

As far as bankruptcies and occupancy, we feel pretty bullish about – K-Mart aside, we feel pretty bullish about the quality of our portfolio and the state of our tenants. Many of the tenants that we had that were weaker tenants have been flushed out of the portfolio over the last 24 months and the group – the core group that we have left, even the ones that seem to have been struggling in past months, have stabilized and actually certain sectors. Such as sporting goods, for example has come back very strong this year. So with the – except for K-Mart, which is obviously a wildcard, we feel very good about our tenant base in the sectors that are represented in our assets.

HOWARD: OK, a final question.

You mentioned close to $150 million in asset sales in your projections. So what kind of cap rate are you expecting from that? And also, can you talk a little about how you're going to as far as the debt situation for next year?

WOLSTEIN: In terms of the cap rate projected on asset sales, we've used about nine and a quarter blended cap rate for that purpose. What was your second question about debt levels?

HOWARD: Given the JDN acquisition is completed by the first quarter, where do you expect debt levels?

WOLSTEIN: By what measure? I mean, as a percentage of ...

HOWARD: Market cap.

WOLSTEIN: You know, I guess the best way to answer your question is that the de-leveraging that we've forecast through asset sales would reduce our overall debt levels by about 200 basis points.

HOWARD: OK. Thank you.

OPERATOR: Thank you.

Once again, ladies and gentlemen, if you have a question at this time, please press the one key on your touch-tone telephone.

Our next question comes from Craig Schmidt of Merrill Lynch.

CRAIG SCHMIDT: Hi.

Most of my questions have been answered, but out of the $150 million dispositions for '03, is that going to be evenly distributed, or back-ended?

WOLSTEIN: Well, we don't forecast any in the first quarter so it'd be evenly distributed through the balance of the year.

SCHMIDT: Great. And in terms of disposition for fourth quarter, should we factor any of that in?

WOLSTEIN: I'm sorry.

SCHMIDT: ... dispositions be – you know, beyond what you were trying to do? I

mean, any dispositions this fourth quarter?

WOLSTEIN: There's a possibility of one significant disposition of a joint venture property in this quarter.

SCHMIDT: Great. Thank you.

OPERATOR: Thank you.

Our next question comes from Rich Moore of McDonald Investments.

RICH MOORE: Oh, hi, guys.

As far as JDN goes and the integration goes, are you able to do anything at this point? Are you, you know, helping with the leasing of the properties or looking at that? Or, you know, just more or less monitoring until you have the final OK from shareholders?

JACOBSTEIN: Under the merger agreement, Rich, there are certain controls which we have regarding development, pipeline, leasing operations, and so forth. They were very carefully negotiated and constructed and we've been working very closely with JDN. We have weekly transition committee, conference telephone calls. And, as I indicated in my remarks, the cooperation has been – from the highest level down has been excellent.

So we have what we consider to be appropriate controls to be able to make sure that the business is managed in a way consistent with our agreement and expectations, while at the same time, allowing JDN to manage their business since they're still an independent company.

MOORE: OK. Great. Thanks, Dave.

And looking at a couple of metrics, guys; as far as other income goes, obviously, you know, you had the lease termination last year and not this year, what happens for the rest of the year? And, you know, maybe looking forward, are we – are we getting into a better situation where we expect – should expect fewer lease termination fees in general?

WOLSTEIN: Well, that's a very good question, Rich.

I think the important thing from our perspective is we'd like to rely a lot less on lease termination income to achieve our financial goals. And, in that regard, you know, we're gratified that we were able to do that in this quarter.

We've forecast very little lease termination income in the fourth quarter of this year and it's been our practice to continue to reduce the projections for lease termination income by at least 25 percent from the prior year in each succeeding year. So, from an operating standpoint, it's our goal to continue to diminish other income, particularly lease termination income, as a percentage of our numbers and we're very pleased how that worked out this quarter.

MOORE: OK. Great. Thanks, Scott.

And I was looking at the debt that is on the line. There's another $160 million this quarter over the second quarter. Where did that come from exactly? I kind of lost track a little bit.

SCHAFER: As David had mentioned, we had actually acquired a portfolio of properties in Dallas, Kansas City, and so forth, and we also acquired a couple of properties out of the retail value entity.

MOORE: OK, Bill. So do you – do you trim some of that out? Or do you have any plans for that?

SCHAFER: Yes. We're in the process right now of refinancing approximately $60 million worth of bad debt into longer-term financing.

MOORE: OK. Great. And last thing is development fees were up for the quarter. Is that -will they continue, I guess, at this kind of level?

WOLSTEIN: I really haven't looked at that number specifically, Rich, but there will continue to be development fees on joint ventures in 2003.

MOORE: OK. Wonderful. Thanks, guys. Nice quarter.

OPERATOR: Thank you. Our next question comes from Hall Jones of AEW Capital Management.

HALL JONES: Hi. Good afternoon.

Just one quick question. In your recent filing, you had mentioned a transaction for a minority interest in Colorado. I didn't know if you could touch on that a little bit.

WOLSTEIN: Yes. That transaction hasn't closed yet and that's why, you know, we haven't issued a press release on the transaction yet. But I think we have to – in connection with the SEC filings – we have to do an 8-K filing on that. But it's a transaction, we're very excited about.

We'll be operating partner with Lehman Brothers opportunity fund in the purchase of that property from Trizec Hahn. It's a brand new property. It's a lifestyle center. It's anchored by supermarket, Pacific Theater, a lot of small shops, and it's right in downtown Pasadena and we will operate it, manage it, and doing a promote as well.

JONES: And so, you have the management fees, leasing fees in the promote?

WOLSTEIN: That's correct.

JONES: OK. Thanks.

OPERATOR: Thank you.

Once again, ladies and gentlemen, if you have a question at this time, please press your one key on the touch-tone telephone. Once again, if you have a question, please press the one key.

There appear to be no further questions at this time.

Ladies and gentlemen, thank you for participating in today's program. This concludes the call. You may now disconnect.

END

Additional Information concerning the Merger and Where You can Find It

DDR has filed a registration statement on Form S-4, containing a joint proxy statement/prospectus and other relevant documents, with the SEC concerning the proposed merger between DDR and JDN. YOU ARE URGED TO READ THE REGISTRATION STATEMENT CONTAINING THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DDR, JDN AND THE MERGER. You may obtain the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC's web site, www.sec.gov. In addition, you may obtain documents filed with the SEC by DDR free of charge by requesting them in writing from DDR Investor Relations, 3300 Enterprise Parkway, Beachwood, Ohio 44122, telephone: (216) 755-5500. You may obtain documents filed with the SEC by JDN free of charge by requesting them in writing from JDN Investor Relations, 359 East Paces Ferry Road, Suite 400, Atlanta, Georgia 30305, telephone: (404) 262-3252.

DDR and JDN, and their respective directors and executive officers and other members of their management and employees, may be deemed to be participants in the solicitation of proxies from the stockholders of DDR and JDN in connection with the merger. Information about the directors and executive officers of DDR and their ownership of DDR shares is set forth in the proxy statement for DDR's 2002 annual meeting of shareholders. Information about the directors and executive officers of JDN and their ownership of JDN stock is set forth in the proxy statement for JDN's 2002 annual meeting of stockholders. Investors may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus.